UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Announces 2002 Second Quarter Financial Results Conference Call Webcast

Vancouver, BC, CANADA (March 28, 2002) - Creo Inc. (NASDAQ: CREO; TSE: CRE), will announce its 2002 second quarter financial results on Tuesday, May 7, 2002 at 4:30 p.m. ET. Creo will host a conference call at 5:00 p.m. ET, featuring remarks by Amos Michelson, Creo CEO, and Mark Dance, Creo CFO and COO, followed by a question and answer session.

The conference call will be broadcast live over the Internet at http://www.creo.com/investors/index.asp for approximately one hour and will be archived on the Creo web site for approximately 30 days.

Listening to the live web cast requires Real Player® or Windows Media Player® .. Broadcast quality will be best for listeners with at least a 28.8 Kbps connection, but will still be available to slower connections.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades on NASDAQ (CREO) and the TSE (CRE). www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.
Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +604.451.2700	T. +604.451.2700
F. +604.437.9891	F. +604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: March 28, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary